FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

_____

                    Contact: Dan Suesskind
                                    Chief Financial Officer
                                    Teva Pharmaceutical Industries Ltd.
                                    (011) 972-2-589-2840
                                George Barrett
                                    President and CEO
                                    Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                Liraz Kalif / Kevin Mannix
                                    Investor Relations
                                    (011) 972-3-926-7554 / (215) 591-8912

TEVA WILL BE SOLE PROMOTER OF AZILECT® FOR PARKINSON'S DISEASE IN THE UNITED STATES

Jerusalem, Israel, July 12, 2006 – Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and Eisai Co., Ltd. (Tokyo Stock Exchange/Osaka Securities Exchange: 4523) today announced that they have mutually agreed to end their May 2003 alliance to co-promote Teva's AZILECT® (rasagiline tablets) for Parkinson's disease in the United States.

As a result, Teva's U.S. innovative product marketing subsidiary, Teva Neuroscience, Inc., will have sole responsibility for the marketing of AZILECT® in the U.S. and Teva will enjoy the full financial benefits from AZILECT® sales. Since 2003, Teva Neuroscience has more than doubled its field presence in preparation for this launch and has demonstrated its capabilities in its neurological franchise through its sales efforts and significant success with COPAXONE® (glatiramer acetate injection) for the reduction of relapses in relapsing-remitting multiple sclerosis.

As previously announced on May 17, 2006, once-daily AZILECT® received approval from the U.S. Food and Drug Administration (FDA) as a treatment for Parkinson's disease both as initial monotherapy in early Parkinson's disease patients and as adjunct therapy to levodopa in moderate-to-advanced stages of the disease. AZILECT® will be available in the U.S. by the end of this month.

A global phase II study, in which rasagiline is used as an adjunctive treatment in Alzheimer's patients treated with Eisai's Aricept®, was initiated in 2004 and is currently on-going.

About AZILECT®

AZILECT® (rasagiline tablets) is indicated for the treatment of the signs and symptoms of idiopathic Parkinson's disease as initial monotherapy and as adjunct therapy to levodopa.

AZILECT® is contraindicated for concomitant use with: meperidine, other MAO inhibitors, tramadol, methadone, propoxyphene, dextromethorphan, St. John's wort, mirtazapine, cyclobenzaprine, sympathomimetic amines including over-the-counter cold preparations, and local anesthetics containing sympathomimetic vasoconstrictors. Patients taking AZILECT® should avoid tyramine-rich foods, beverages, and dietary supplements. It seems prudent, in general, to avoid the combination of AZILECT® with antidepressants. Caution should be used when AZILECT® is used concurrently with CYP1A2 inhibitors such as ciprofloxacin. AZILECT® should not be taken by patients with moderate to severe hepatic impairment or pheochromocytoma.

Side effects of AZILECT® as monotherapy include arthralgia and dyspepsia; and as adjunct to levodopa therapy include dyskinesia, accidental injury, weight loss, postural hypotension, vomiting, arthralgia, nausea, constipation, dry mouth, rash, and somnolence.

AZILECT® was developed by Teva based on research originating from the Technion Israel Institute of Technology.

About Parkinson's disease

Parkinson's disease is a chronic, progressive, neurodegenerative disorder. The exact cause of Parkinson's disease is unknown, and is believed to be multifactorial, involving genes, environmental factors and aging.

Symptoms include tremors, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, and the patient will most likely experience motor complications. Ultimately, the disease impairs the patient's ability to function.

The disease, which usually affects people over the age of 50, is estimated to affect some 4 million people worldwide, of which approximately one million in the U.S. In 2005, global sales of drugs to treat Parkinson's disease reached about USD 3 billion.

AZILECT® (rasagiline tablets) is a registered trademark of Teva Pharmaceutical Industries, Ltd.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: July 12, 2006